UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS Group AG
( Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2024,
as well as the consent of Ernst & Young

Ltd. with respect thereto, which appear immediately following this page.

UBS

Group AG

Standalone financial statements and regulatory

information for the year ended
31 December 2024

UBS Group AG standalone

Table of contents
2
Report of the statutory auditor on the financial statements
5
UBS Group AG standalone financial statements
5
Income statement
6
Balance sheet
7
1
Corporate information
7 2
Accounting policies
10 3
Acquisition of Credit Suisse Group AG
11
Income statement notes
11 4
Dividend income from investments in subsidiaries
11
5
Other operating income
11 6
Financial income
11 7
Personnel expenses
12
8
Other operating expenses
12 9
Financial expenses
13
Balance sheet notes
13 10
Liquid assets
13 11
Other short-term receivables
13
12
Accrued income and prepaid expenses
14 13
Investments in subsidiaries
14 14
Financial assets
15
15
Current interest-bearing liabilities
15 16
Accrued expenses and deferred income
16 17
Long-term interest-bearing liabilities
19
18
Compensation-related long-term liabilities
19 19
Share capital
19 20
Treasury

shares
20
Additional information
20 21
Assets pledged to secure own liabilities and assets
subject to retention of title
20 22
Contingent liabilities
21 23
Share ownership of the members of the Board of
Directors, the Group Executive Board and other
employees
23 24
Related parties
24
Statement of proposed appropriation of total profit
and dividend distribution out of total profit and
capital contribution reserve

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 14 March 2025

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS Group AG (the Company), which comprise the balance sheet as at 31 December 2024, the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

UBS Group AG standalone

Shape the future
with confidence

Valuation of investments in subsidiaries

Area of focus

As of 31 December 2024, the carrying amount of UBS Group AG's investments in subsidiaries is USD 73.3 billion. Investments in subsidiaries are equity interests that are held to carry on the business of UBS Group AG or for other strategic purposes. They include primarily investment in UBS AG, but also other significant subsidiaries directly held by UBS Group AG through which UBS Group AG conducts its business.

The investments are generally measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually, with the recoverable amount being determined using a net asset value.

Due to the inherent uncertainties in valuing investments in subsidiaries, including forecasting and management's judgments, and considering the significance of the account we identified this area as a key audit matter.

Our audit response

Our audit procedures included the review of management's process over the valuation of investments in subsidiaries, including the impairment test.

We obtained an understanding and evaluated the relevant controls addressing the identified risks and tested the design and operating effectiveness of these controls. Our focus was on controls over the review of the valuation models and the estimation of future cashflows as well as governance and oversight over management's valuation process.

We assessed the appropriateness of the valuation methodology, taking into account the nature of the investment and the underlying business. We assessed the assumptions and methodologies used by management, to determine the recoverable amount of the investments in subsidiaries.

We also assessed the relevant disclosures regarding investments in subsidiaries (within note 13 to the financial statements).

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

UBS Group AG standalone

Shape the future
with confidence

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposals of the Board of Directors comply with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick Licensed audit expert (Auditor in charge)	Kristina Prenrecaj Licensed audit expert

UBS Group AG standalone

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements
Audited |
Income statement
USD m CHF m
For the year ended For the year ended
Note 31.12.24 31.12.23 31.12.24 31.12.23
Dividend income from investments in subsidiaries

4

3,193

6,352

2,936

5,677
Other operating income

5

3

10

2

10
Financial income

6

5,690

5,412

5,029

4,850
Income from valuation of investments in subsidiaries 3, 13

69

21,934

63

18,461
Operating income

8,956

33,707

8,030

28,998
Personnel expenses

7

25

40

22

36
Other operating expenses

8

83

269

74

241
Financial expenses

9

5,854

5,608

5,172

5,030
Impairment of investments in subsidiaries 3, 13

0

22,138

0

19,886
Operating expenses

5,962

28,055

5,268

25,193
Extraordinary income
1

3

0

17,317

0

15,771
Extraordinary expenses
1

3

0

16,319

0

14,861
Profit / (loss) before income taxes

2,994

6,651

2,762

4,714
Tax expense / (benefit)

0

(9)

0

(8)
Net profit / (loss)

2,994

6,660

2,762

4,722
1 Reflects

the write-off

of additional

tier 1

(AT1) instruments

formerly issued

by Credit

Suisse Group

AG in

a total

amount of

USD 17,317m

(CHF 15,771m)

and the

write-off of

the corresponding

internal AT1
instruments issued by Credit Suisse AG in a total amount of USD 16,319m (CHF 14,861m). Refer to Note 3 for more information.

UBS Group AG standalone financial statements

Balance sheet
USD m CHF m
Note 31.12.24 31.12.23 31.12.24 31.12.23
Assets
Liquid assets

10

3,224

3,563

2,928

2,999
Marketable securities

82

111

75

93
Other short-term receivables

11

6,750

6,444

6,130

5,424
Accrued income and prepaid expenses

12

2,120

2,862

1,925

2,409
Total current assets

12,177

12,980

11,058

10,925
Investments in subsidiaries

13

73,325

73,419

66,586

61,797
of which: investment in UBS AG (prior year: UBS AG and Credit Suisse AG) 3, 13

72,567

72,567

65,898

61,079
Financial assets

14

115,733

121,288

105,097

102,087
Other non-current assets

952

1,165

864

980
Total non-current assets

190,010

195,872

172,548

164,864
Total assets

202,187

208,852

183,606

175,789
of which: amounts due from subsidiaries

127,470

133,730

115,756

112,559
Liabilities
Current interest-bearing liabilities

15

9,136

7,094

8,296

5,971
Accrued expenses and deferred income

16

3,470

3,879

3,151

3,265
Total short-term liabilities

12,606

10,973

11,447

9,236
Long-term interest-bearing liabilities

17

120,171

127,787

109,128

107,557
Compensation-related long-term liabilities

18

4,053

3,629

3,681

3,054
Other long-term liabilities

878

896

798

754
Total long-term liabilities

125,103

132,312

113,606

111,366
Total liabilities

137,709

143,285

125,053

120,601
of which: amounts due to subsidiaries

3,325

5,320

3,020

4,478
Equity
Share capital

19

346

346

341

341
Statutory capital reserve

44,228

45,356

42,413

43,440
of which: capital contribution reserve

31,603

32,731

32,621

33,648
of which: other statutory capital reserve

12,625

12,625

9,792

9,792
Statutory earnings reserve

33

44

30

37
of which: reserve for treasury shares held by subsidiaries

33

44

30

37
Voluntary earnings reserve

23,395

18,174

19,148

11,477
Treasury shares

20

(6,517)

(5,013)

(6,141)

(4,830)
of which: against capital contribution reserve

(1,631)

(1,133)

(1,486)

(1,053)
Net profit / (loss)

2,994

6,660

2,762

4,722
Equity attributable to shareholders

64,478

65,567

58,553

55,188
Total liabilities and equity

202,187

208,852

183,606

175,789

UBS Group AG standalone financial statements

Notes to the UBS Group AG standalone financial

statements
Note 1

Corporate information
UBS Group AG is

incorporated and domiciled

in Switzerland,

and its registered

office is at Bahnhofstrasse

45, CH-8001
Zurich,

Switzerland.

UBS

Group

AG

operates

under

Art.

620

et

seq.

of

the

Swiss

Code

of

Obligations

as

an
Aktiengesellschaft

(a corporation limited by shares).
The UBS Group

AG standalone financial

statements are

prepared in accordance

with the principles

of the Swiss

law on
accounting and financial reporting (32nd title of the Swiss

Code of Obligations).
The significant accounting and valuation principles applied

are described in Note 2.
UBS Group AG is

the ultimate holding

company of the

UBS Group, the

grantor of certain

deferred compensation plans
of UBS Group and the issuer

of loss-absorbing capital notes,

which qualify as Basel III additional

tier 1 (AT1) capital on a
consolidated UBS Group basis, and senior unsecured debt

,

which contributes to the total loss-absorbing capacity (TLAC)
of the Group.
The proceeds from

the issuances of

loss-absorbing AT1 capital notes

and TLAC-eligible senior

unsecured debt instruments
are on

lent to

UBS AG

or were

on lent

to either

UBS AG

or Credit

Suisse AG

until the

two entities

merged on

31 May 2024.
›
Refer to Notes 15 and 17 for more information about

the main terms and conditions of the

loss-absorbing AT1 capital notes and
TLAC-eligible senior unsecured debt instruments issued
In addition,

UBS

Group

AG

grants

Deferred

Contingent

Capital

Plan

(DCCP) awards

to

UBS Group

employees.

These
DCCP awards also qualify as Basel III AT1 capital of the Group.
As of 31 December 2024, UBS

Group AG
’
s distributable items

for the purpose

of AT1 capital

instruments were USD 64bn
(CHF 58.1bn)

(31 December 2023:

USD 65.1bn (CHF

54.7bn)). For

this

purpose, distributable

items are

defined

in the
terms

and

conditions

of

the

relevant

instruments

as

the

aggregate

of

(i)

net

profits

carried

forward

and

(ii) freely
distributable reserves, in each case less any amounts that

must be contributed to legal reserves under applicable law.
Note 2

Accounting policies
Foreign currency translation
Transactions denominated

in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities, as well as Financial assets measured at
fair value that are denominated in

a foreign currency,

are translated into US dollars

using the closing exchange rate. For
Other non-current

assets

and long-term

liabilities, where

the asset

mirrors the

terms of

a corresponding

liability or

the
asset and

liability otherwise form

an economic hedge

relationship, the asset

and liability are

treated as one

unit of account
for foreign currency

translation purposes, with offsetting

unrealized foreign currency

translation gains and losses

based
on the

closing exchange

rate presented

net in

the income

statement.
Investments in

subsidiaries

measured

at historic
cost are translated

at the spot exchange

rate on the date

of a contribution.

Currency translation

effects from

dividends
paid

in

Swiss

francs

are

recognized

in

equity.

All

other

currency

translation

effects

are

recognized

in

the

income
statement.
The

main

currency

translation

rates

used

by

UBS

Group

AG

are

provided

in

Note

32

in

the

“Consolidated

financial
statements” section of the UBS Group Annual Report 2024, available under “Annual reporting” at
ubs.com/investors
.
Presentation currencies
The primary presentation currency

of the standalone financial statements of

UBS Group AG is the US dollar,

in line with
its

functional

currency.

Amounts

in

Swiss

francs

are

also

presented

for

each

component

of

the

financial

statements.
UBS Group AG applies the

modified closing rate method

for converting US dollar amounts

into Swiss francs: assets

and
liabilities

are

translated

at

the

closing

rate,

equity

positions

at

historic

rates,

and

income

and

expense

items

at

the
weighted average

rate

for the

period.

All resulting

currency

translation

effects

are

recognized

separately

in
Voluntary
earnings

reserve
,

amounting

to

a

cumulative

negative

currency

translation

effect

of

CHF 2,137m

as

of

31 December
2024 (31 December 2023: negative CHF 6,397m).

UBS Group AG standalone financial statements

Note 2

Accounting policies (continued)
Marketable securities
Marketable securities

includes investments in alternative investment vehicles (AIVs)

with a short-term holding period. The
holding period is

deemed short term if

the vesting of

the awards hedged by

the AIV is

within 12 months

after the balance
sheet

date.

These

are

equity

instruments

and

are

measured

at

fair

value

based

on

quoted

market

prices

or

other
observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in
Financial income

and
Financial expenses,

respectively.
Financial assets
Financial assets

includes investments in AIVs with a long-term holding period. The holding period is deemed long term if the vesting

of the

awards

hedged by

the AIV

is more

than

12 months

after

the balance

sheet date.

These are

equity
instruments and are measured

at fair value based on their

quoted market prices or other

observable market prices as of
the balance

sheet date.

Gains and

losses resulting from

fair value

changes are recognized

in
Financial income

and
Financial
expenses,

respectively.
Financial assets

also includes loans to and fixed-term deposits with UBS AG, as well as debt securities of UBS AG (initially issued

by

Credit

Suisse

AG),

all

with

a

remaining

maturity

of

more

than

12

months.

The

loans

granted

to

UBS AG
substantially mirror the terms

of the perpetual AT1

capital notes and the

TLAC-eligible senior unsecured debt instruments
issued.

The

debt

securities

represent

downstream

funding

that

substantially

mirrors

the

terms

of

TLAC-eligible

senior
unsecured debt instruments issued. These instruments are

measured at cost value.
›
Refer to Note 14 for more information
Derivative instruments
UBS Group

AG uses

derivative instruments

to manage

exposures to

foreign currency

risks from

investments in

foreign
subsidiaries and

exposures to

interest rate

risk from

certain fixed-rate

debt instruments.

The derivative

instruments are
entered into with UBS AG, mirroring the

conditions of the transactions that they enter

into with third parties.
Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized on the balance sheet as Accrued income and prepaid expenses

and
Accrued expenses

and deferred

income
, respectively.

Corresponding

gains and

losses resulting

from fair
value changes are recognized in
Financial income

and
Financial expenses,

respectively.
Hedge accounting
UBS Group AG

applies the following

hedge accounting policies

where requirements on

risk management, documentation
and effectiveness are met.
Fair value hedges of interest rate risk related to

debt instruments
UBS

Group

AG

designates

certain

fixed-rate

issued

debt

instruments

and

fixed-to-floating

interest

rate

derivatives

as
hedged

items

and

hedging

instruments,

respectively,

in

fair

value

hedge

accounting

relationships.

The

hedged

risk

is
determined

as

the

change

in

the

fair

value

of

the

issued

debt

instruments

attributable

to

changes

in

the

designated
benchmark interest rates. The effective portion of

gains and losses of the hedging instruments is

deferred on the balance
sheet as
Accrued income and prepaid expenses

or
Accrued expenses and deferred income
.
Hedge accounting for Investments in subsidiaries
UBS Group

AG applies

hedge accounting

for certain

investments in

subsidiaries denominated

in currencies

other than
the

US

dollar,

which

are

designated

as

hedged

items.

For

this

purpose,

foreign

exchange

(FX)

derivatives,

mainly

FX
forwards and FX swaps,

are used and designated

as hedging instruments. The

hedged risk is determined

as the change
in the fair value

of the hedged item

arising solely from changes in

spot FX rates. Consequently, UBS

Group AG designates
the spot

element

of the

FX

derivatives as

hedging

instruments.

Changes

in the

fair value

of the

hedging

instruments
attributable to changes in forward points are not part of a hedge accounting designation and are recognized in Financial income

or
Financial expenses

in the income statement. The effective portion of gains and losses of these FX derivatives is deferred on

the balance

sheet as
Accrued income

and prepaid

expenses

or
Accrued expenses

and deferred

income

to
the extent

no change

is recognized

in the

carrying amount

of the

hedged item

arising from

changes in

spot FX

rates.
Otherwise, the effective portion of

gains and losses of these

FX derivatives is matched with the

corresponding valuation
adjustments of the

hedged item recorded

in the income

statement and recognized

either as a

reduction of
Impairment
of investments in subsidiaries

or as
Extraordinary income .

UBS Group AG standalone financial statements

Note 2

Accounting policies (continued)
Investments in subsidiaries
Investments

in

subsidiaries

are

equity

interests

that

are

held

to

carry

on

the

business

of

the

UBS

Group

or

for

other
strategic purposes. They include all subsidiaries directly held by UBS

Group AG through which UBS conducts its business
on

a

global

basis.

The

investments

are

carried

at

cost

less

impairment

and

generally

measured

individually.

As

of
31 December

2023,

the

investments

in

UBS

AG

and

Credit

Suisse

AG

were

combined

as

a

valuation

unit

as

these
investments were

economically closely interlinked

and given the

then-contemplated merger

which became effective

on
31 May 2024.
The carrying

amount of

an investment

is tested

for impairment

when indicators

of a

potential decrease

in value

exist,
which include

significant operating

losses incurred

or a

severe depreciation

of the

currency in

which the

investment is
denominated. If an investment in a subsidiary is impaired, its value is generally written down to the recoverable amount.
Subsequent recoveries

in value can

be recognized up

to the original

cost value

if forecasts

of future cash

flows provide
sufficient

evidence

that

an increased

recoverable

amount

is supported.

Management

may

exercise

its

discretion

as to
what extent,

and in which period,

a recovery in value is recognized.
›
Refer to Note 3 and Note 13 for more information
›
Refer to “Note 3a Segment reporting” in the “Consolidated

financial statements” section of the UBS Group Annual

Report 2024,
available under “Annual reporting” at ubs.com/investors , for a description of businesses of the UBS Group
Long-term interest-bearing liabilities
Long-term interest-bearing liabilities include perpetual

loss-absorbing capital notes that

qualify as Basel

III AT1 capital and
TLAC-eligible senior unsecured

debt instruments at Group

level. They are presented

at nominal value. Any difference

to
nominal value,

e.g. premium,

discount or

external costs that

are directly

related to

the issue,

is deferred

as
Other non-
current assets

or
Other long-term liabilities

and amortized to
Financial expenses

or
Financial income

over the maturity of
the instrument or until the first call date or optional redemption date, where applicable.
›
Refer to Note 17 for more information
Treasury shares
Treasury

shares acquired

by UBS

Group

AG are

recognized

at acquisition

cost and

are

presented

as a

deduction from
shareholders’ equity.

Upon disposal of

treasury shares

or settlement

of related share-based

awards, any

realized gain or

loss is recognized

in
Voluntary earnings

reserve
. Realized

gains

and losses

from

settlement

of share-based

awards represent

the difference
between the acquisition

cost of the

UBS Group AG

shares and the

grant date fair

value of the share-based

awards. For
the year

ended 31 December

2024, a

net loss

of USD

322m (CHF 291m)

from settlement

of share-based

awards was
recognized in Voluntary earnings reserve

(2023 comparative period: net loss of USD 207m (CHF

191m)).
For UBS Group AG

shares acquired by a

direct or indirect subsidiary,

a
Reserve for treasury shares

held by subsidiaries

is
created in UBS Group AG’s equity.
›
Refer to Note 20 for more information
Share-based and other deferred compensation plans
Share-based compensation plans
The

grant

date

fair

value

of

equity-settled

share-based

compensation

awards

granted

to

employees

is

generally
recognized

over

the

vesting

period of

the

awards.

Awards

granted

by

UBS Group

AG in

the

form

of

UBS Group

AG
shares and notional shares are

settled by delivering UBS Group AG shares

at vesting, except in jurisdictions where

this is
not permitted for

legal or tax

reasons. They are recognized as
Compensation-related long-term liabilities
if vesting is

more
than 12 months after the balance

sheet date, or as
Accrued expenses and deferred income

if vesting is within 12 months
of the balance

sheet date. The

amount recognized is

adjusted for forfeiture assumptions,

such that the

amount ultimately
recognized is based on the

number of awards that meet the

related service conditions at the vesting

date. The grant date
fair value is based on the UBS

Group AG share price on the date of grant,

taking into consideration post-vesting sale and
hedge restrictions, dividend rights, non-vesting conditions,

and market conditions, where applicable.
Upon settlement

of the

share-based awards,

any realized

gain or

loss on the

treasury shares

is recognized

in
Voluntary
earnings reserve . Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant

date fair value of the share-based awards.

UBS Group AG standalone financial statements

Note 2

Accounting policies (continued)
Other deferred compensation plans
Deferred

compensation

plans

that

are

not

share-based,

including

DCCP

awards

and

awards

in

the

form

of

AIVs,

are
accounted for as cash-settled awards. The present

value or fair value of the amount payable to employees that is settled in cash is

recognized as a liability

generally over the

vesting period, as
Compensation-related long-term liabilities

if vesting
is more than 12 months

after the balance sheet

date, and as
Accrued expenses and deferred

income

if vesting is within
12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and

the fair value of

investments in AIVs.

Gains and losses

resulting from remeasurement
of the liabilities are recognized in Other operating income

and
Other operating expenses , respectively.
Recharge of compensation expenses
Expenses

related

to

deferred

compensation

plans

are

recharged

by

UBS

Group

AG

to

its

subsidiaries

employing

the
personnel.

Upon

recharge,

UBS

Group

AG

recognizes

a

receivable

from

its

subsidiaries

corresponding

to

a

liability
representing its obligation toward

the employees.
Dispensations in the standalone financial statements
As UBS

Group AG

prepares

consolidated financial

statements in

accordance with

IFRS, UBS

Group AG

is exempt

from
various disclosures

in the

standalone

financial

statements.

The dispensations

include

the management

report

and the
statement of cash flows, as well as certain note disclosures.
Note 3

Acquisition of Credit Suisse Group AG
Acquisition of Credit Suisse Group AG
On

12 June

2023,

UBS

Group

AG

formally

acquired

Credit

Suisse

Group

AG

through

merger

by

absorption.

In

the
standalone financial statements

of UBS Group

AG, the acquisition

has been applied

retroactively as

of 1 January 2023,
whereby

assets

of

USD 108,029m

(CHF 99,850m),

liabilities

of

USD 83,512m

(CHF 77,189m)

and

equity

of
USD 24,517m (CHF 22,661m) were recognized. In

exchange, the transferring shareholders obtained

176m shares of UBS
Group AG previously held as treasury

shares. In addition, contingent liabilities of USD 879m (CHF 812m) were assumed.
As

part

of

acquisition

accounting,

UBS

Group

AG

recorded

an

impairment

of

its

investment

in

Credit

Suisse

AG

of
USD 21,855m (CHF 19,648m)

for the

difference between

the book

value of

the assets and

liabilities acquired

(through
merger by absorption of Credit Suisse

Group AG as of 19 March 2023)

and the fair value of UBS

shares provided to the
Credit Suisse Group AG shareholders as of 12 June 2023.
Investments in, and merger of UBS AG and Credit Suisse

AG
On 31 May 2024, UBS AG completed the

merger by absorption of Credit Suisse

AG, and the historic cost value and the
assigned book value of the two participations were

merged.
As of 31 December 2023, the investments of UBS Group AG in both UBS AG and Credit Suisse AG were aggregated for
impairment (reversal) testing

purposes. Such an aggregation

(i.e. “valuation unit”) was

permitted under the accounting
rules applicable to

UBS Group

AG given that

at this time

UBS AG and

Credit Suisse

AG were closely

interlinked due

to
the contemplated merger of these two entities. The applicable accounting rules also permitted the historic cost value for the investment

in Credit

Suisse AG,

as per

the former

Credit Suisse

Group

AG standalone

financial statements,

to be
combined with the cost value for the investment in UBS AG.

The book value assigned to the investment in the combined
entity (UBS AG and

Credit Suisse AG) of

USD 72,567m (CHF 61,079m)

was below the

cost value under these

rules and
below the

recoverable amount

determined as

of 31 December

2023 by

using a

discounted cash

flow model

based on
the business plan for the combined entity.
Write-off of additional tier 1 (AT1) instruments formerly issued by Credit Suisse Group AG
On

19 March

2023,

as

ordered

by

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA),

additional

tier 1

(AT1)
instruments formerly issued by Credit Suisse Group

AG in a total amount of USD 17,317m (CHF 15,771m)

were written
off

together

with

the

corresponding

internal

AT1

instruments

issued

by

Credit

Suisse

AG

in

a

total

amount

of
USD 16,319m

(CHF 14,861m).

These

amounts

are

included

in

the

income

statement

in
Extraordinary

income

and
Extraordinary expenses , respectively.

UBS Group AG standalone financial statements

Income statement notes
Note 4

Dividend income from investments in subsidiaries
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Dividend income from UBS AG

3,000

6,000

2,758

5,361
Dividend income from UBS Business Solutions AG

193

266

178

238
Dividend income from Credit Suisse Services AG

0

82

0

75
Dividend income from Credit Suisse LP Holding AG

0

3

0

3
Total dividend income

3,193

6,352

2,936

5,677
Note 5

Other operating income
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Gains related to equity-settled awards

0

9

0

8
Other

3

1

2

1
Total other operating income

3

10

2

10
Note 6

Financial income
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Interest income on onward lending to UBS AG and Credit Suisse AG
1

5,269

4,907

4,655

4,400
Interest income on other interest-bearing assets

219

309

194

278
Fair value gains on investments in AIVs

22

23

19

20
Other

180

173

160

152
Total financial income

5,690

5,412

5,029

4,850
1 The proceeds from the issuances of loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt are on lent to UBS AG or to either UBS AG or Credit Suisse AG (until

the two entities merged on 31 May
2024). Refer to Note 3 for more information.
Note 7

Personnel expenses
Personnel expenses of USD 25m (CHF 22m) for the year ended 31

December 2024 included recharges from UBS AG and
UBS Business solutions

AG for personnel-related

costs for activities

performed by the

personnel of those

companies for
the benefit of UBS Group AG.
Personnel expenses of USD 40m (CHF 36m) for the year ended 31

December 2023 included recharges from UBS AG and
UBS Business Solutions AG of USD

20m (CHF 18m) for personnel-related

costs for activities performed by the

personnel
of those companies for the benefit

of UBS Group AG and personnel

expenses of USD 20m (CHF 18m)

for employees of
the former

Credit Suisse Group

AG for the

period from

1 January

to 31 May

2023. The

average number

of employees
(full-time equivalents) for this period was more than 50 but did not exceed 250.
UBS Group AG had no employees throughout 2024 and 2023. All employees of the UBS Group, including the members
of

the

Group

Executive

Board

(the

GEB)

of

UBS

Group

AG,

were

employed

by

subsidiaries

of

UBS

Group

AG.

As

of
31 December 2024, the

UBS Group

employed 108,648 personnel

(31 December 2023: 112,842)

on a

full-time equivalent
basis.

UBS Group AG standalone financial statements

Note 8

Other operating expenses
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Fair value losses on awards in the form of AIVs

22

22

19

19
Losses related to equity-settled awards

15

0

14

0
Capital tax

22

16

19

15
Impairment of intangible assets

0

6

0

6
Other

25

224

22

202
Total other operating expenses

83

269

74

241
Note 9

Financial expenses
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Interest expense on interest-bearing liabilities

5,824

5,446

5,145

4,883
Other

30

162

26

148
Total financial expenses

5,854

5,608

5,172

5,030

UBS Group AG standalone financial statements

Balance sheet notes
Note 10

Liquid assets
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Current deposits

2,225

2,290

2,021

1,927
Cash collateral

871

1,036

791

872
Time deposits with UBS AG

129

237

117

200
Total liquid assets

3,224

3,563

2,928

2,999
Note 11

Other short-term receivables
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Onward lending to UBS AG
1

5,714

5,328

5,189

4,485
Receivables from employing entities related to compensation

awards

906

955

823

804
Other

130

161

118

136
Total other short-term receivables

6,750

6,444

6,130

5,424
1 Short-term receivables

from the onward

lending to UBS

AG or to

either UBS AG

or Credit Suisse

AG (until the

two entities merged

on 31 May

2024) of the

proceeds from the

issuances of TLAC-eligible

senior
unsecured debt and loss-absorbing AT1 perpetual capital notes.
Note 12

Accrued income and prepaid expenses
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Accrued interest income

1,912

1,884

1,736

1,585
Deferred gains on FX derivatives

51

825

46

694
Other

157

154

143

129
Total accrued income and prepaid expenses

2,120

2,862

1,925

2,409

UBS Group AG standalone financial statements

Note 13

Investments in subsidiaries
Unless otherwise

stated, the

subsidiaries listed

below have

share capital

consisting solely

of ordinary

shares, which

are
held

by

UBS

Group

AG

or

UBS AG.

The

proportion

of

ownership

interest

held

is

equal

to

the

voting

rights

held

by
UBS Group

AG or

UBS AG.

The country

where

the respective

registered

office

is located

is also

the

principal place

of
business. UBS AG

operates through

a global network

of branches and

a significant proportion

of their business

activity
is conducted outside Switzerland, in the UK, the US, Singapore, the Hong Kong

SAR and other countries. UBS Europe SE
has branches

and offices

in a

number of

EU Member

States, including

Germany,

France, Italy,

Luxembourg and

Spain.
Share capital is provided in the currency

of the legally registered office.
Individually significant subsidiaries

of UBS Group AG as of 31 December 2024
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG Zurich and Basel, Switzerland USD

385.8

100.0
UBS Business Solutions AG
1
Zurich, Switzerland CHF

1.0

100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel, Poland and Switzerland.
Individually significant subsidiaries

of UBS AG as of 31 December 2024
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International London, UK Non-core and Legacy USD

7,267.5

97.6
2
UBS Americas Holding LLC Wilmington, Delaware, US Group Items USD

2,900.0
3

100.0
UBS Americas Inc. Wilmington, Delaware, US Group Items USD

0.0

100.0
UBS Asset Management AG Zurich, Switzerland Asset Management CHF

43.2

100.0
UBS Bank USA Salt Lake City, Utah, US Global Wealth Management USD

0.0

100.0
UBS Europe SE Frankfurt, Germany Global Wealth Management EUR

446.0

100.0
UBS Financial Services Inc. Wilmington, Delaware, US Global Wealth Management USD

0.0

100.0
UBS Securities LLC Wilmington, Delaware, US Investment Bank USD

1,283.1
4

100.0
UBS Switzerland AG Zurich, Switzerland Personal & Corporate Banking CHF

10.0

100.0
1 Includes direct and indirect

subsidiaries of UBS AG.

2 UBS Group AG owns

the remaining 2.4%.

3 Consists of common share capital of

USD 1,000 and non-voting preferred share

capital of USD 2.9bn.

4 Consists
of common share capital of USD 100,000 and non-voting preferred share capital of USD 1.3bn.
Individually

significant

subsidiaries

of

UBS

AG

are

those

entities

that

contribute

significantly

to

the

Group’s

financial
position or results of

operations, based on a

number of criteria,

including the subsidiaries’ equity

and their contribution
to the Group’s total assets and profit or

loss before tax, in accordance

with Swiss regulations.
›
Refer to “Note 28 Interests in subsidiaries and other entities”

in the “Consolidated financial statements”

section of the UBS Group
Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors , for more information
Note 14

Financial assets
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Long-term receivables from UBS AG

115,128

120,838

104,548

101,708
of which: onward lending
1

113,627

119,604

103,185

100,670
Investments in AIVs at fair value related to awards vesting after 12 months

185

203

168

171
Other

420

246

381

207
Total financial assets

115,733

121,288

105,097

102,087
1 Onward lending to UBS AG or to either UBS AG

and Credit Suisse AG (until the two entities merged on 31 May

2024) of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing
AT1 perpetual capital notes.

UBS Group AG standalone financial statements

Note 15

Current interest-bearing liabilities
As

of

31 December

2024,

current

interest-bearing

liabilities

totaled

USD 9,136m

(CHF 8,296m),

consisting

of

TLAC-
eligible

senior

unsecured

debt

instruments

of

USD 7,267m

(CHF 6,600m)

and

loans

from

UBS AG

and
UBS Switzerland AG of USD 1,868m

(CHF 1,696m). As of

31 December 2023, current

interest-bearing liabilities totaled
USD 7,094m (CHF 5,971m), consisting of loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt

instruments

of

USD 3,328m

(CHF 2,801m)

and

loans

from

UBS AG

and

UBS Switzerland AG

of

USD 3,766m
(CHF 3,170m).
Notes issued, overview by amount, maturity

and coupon
31.12.24 31.12.23
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD m in CHF m in USD m in CHF m
High-trigger loss-absorbing additional tier 1 perpetual capital notes
USD 2,500
2
Perpetual 31.1.24 7%

2,500

2,104
Total high-trigger loss-absorbing additional tier 1 perpetual capital notes

0

0

2,500

2,104
TLAC-eligible senior unsecured notes
EUR 750 4.3.24 n/a 2.125%

828

697
USD 2,500 26.3.25 n/a 3.75%

2,500

2,270
NOK 1,000 28.5.25 n/a 3.6%

88

80
GBP 500 8.8.25 n/a 2.75%

626

568
USD 2,500 24.9.25 n/a 4.125%

2,500

2,270
EUR 1,500 3 16.1.26 16.1.25 3M EURIBOR + 100 bps

1,554

1,411
Total TLAC-eligible senior unsecured notes

7,267

6,600

828

697
1 For TLAC-eligible

senior unsecured notes, the

disclosed coupon rate refers

to the contractual coupon

rate applied from the

issue date up to the

contractual maturity date

or, if

applicable, to the first

optional call
date. For the loss-absorbing

additional tier 1 perpetual

capital notes, the disclosed

coupon rate refers to

the contractual fixed coupon

rate from the issue

date up to the

first optional call date.

2 Instrument was
redeemed on 31 January 2024.

3 UBS Group AG announced the call of this instrument on 18 December 2024 and executed it on 16 January

2025.

Note 16

Accrued expenses and deferred income
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Short-term portion of compensation-related liabilities

1,291

1,404

1,173

1,182
of which: Deferred Contingent Capital Plan

356

399

323

336
of which: other deferred compensation plans

936

1,005

850

846
Accrued interest expense

1,939

1,896

1,761

1,596
Other

239

579

217

487
Total accrued expenses and deferred income

3,470

3,879

3,151

3,265

UBS Group AG standalone financial statements

Note 17

Long-term interest-bearing liabilities

As

of

31 December

2024,

long-term

interest-bearing

liabilities

totaled

USD 120,171m

(CHF 109,128m),

consisting

of
loss-absorbing

AT1

perpetual

capital

notes

and

TLAC-eligible

senior

unsecured

debt

instruments

of

USD 119,754m
(CHF 108,748m)

and

fixed-term

loans

from

UBS

AG

of

USD 418m

(CHF 379m).

As

of 31

December

2023,

long-term
interest-bearing

liabilities

totaled

USD 127,787m

(CHF 107,557m),

consisting

of

loss-absorbing

AT1

perpetual

capital
notes

and

TLAC-eligible

senior

unsecured

debt

instruments

of

USD 127,543m

(CHF 107,352m)

and

fixed-term

loans
from UBS AG of USD 244m (CHF 205m).
Notes issued, overview by amount, maturity

and coupon
31.12.24 31.12.23
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon 1
in USD m in CHF m in USD m in CHF m
High-trigger loss-absorbing additional

tier 1 perpetual capital notes
AUD 700
2
Perpetual 27.8.24 4.375%

477

402
SGD 750
3
Perpetual 4.9.24 4.85%

568

478
USD 1,575 Perpetual 7.8.25 6.875%

1,575

1,430

1,575

1,326
CHF 275 Perpetual 13.11.25 3%

303

275

327

275
USD 750 Perpetual 2.6.26 3.875%

750

681

750

631
USD 750 Perpetual 29.7.26 5.125%

750

681

750

631
USD 1,500 Perpetual 12.2.27 4.875%

1,500

1,362

1,500

1,263
CHF 265 Perpetual 16.2.27 3.375%

292

265

315

265
USD 1,750
4
Perpetual 13.11.28 9.25%

1,750

1,589

1,750

1,473
SGD 650
4
Perpetual 21.8.29 5.75%

476

432
USD 1,500
4
Perpetual 10.9.29 6.85%

1,500

1,362
SGD 675
4
Perpetual 21.12.29 5.6%

494

449
USD 1,500 Perpetual 10.2.31 4.375%

1,500

1,362

1,500

1,263
USD 1,000
4
Perpetual 12.4.31 7.75%

1,000

908
USD 1,750
4
Perpetual 13.11.33 9.25%

1,750

1,589

1,750

1,473
Total high-trigger loss-absorbing additional tier 1 perpetual capital notes

13,639

12,386

11,262

9,479
Low-trigger loss-absorbing additional

tier 1 perpetual capital notes
USD 1,250
5
Perpetual 19.2.25 7%

1,250

1,135

1,250

1,052
Total low-trigger loss-absorbing additional tier 1 perpetual capital notes

1,250

1,135

1,250

1,052
TLAC-eligible senior unsecured notes
CHF 400
6
30.1.25 30.1.24 0.875%

475

400
EUR 1,500
7
21.3.25 21.3.24 1%

1,656

1,394
USD 2,500 26.3.25 n/a 3.75%

2,500

2,104
EUR 1,750
8
17.4.25 17.4.24 1.25%

1,932

1,626
NOK 1,000 28.5.25 n/a 3.6%

98

83
EUR 1,500
9
17.7.25 17.7.24 1.25%

1,656

1,394
USD 1,750
10
5.8.25 5.8.24 4.49%

1,750

1,473
GBP 500 8.8.25 n/a 2.75%

638

537
USD 2,000
11
11.9.25 11.9.24 2.593%

2,000

1,683
GBP 750
12
12.9.25 12.9.24 2.125%

956

805
USD 2,500 24.9.25 n/a 4.125%

2,500

2,104
EUR 1,500
13
16.1.26 16.1.25 3M EURIBOR + 100 bps

1,656

1,394
EUR 1,500
14
29.1.26 29.1.25 0.25%

1,554

1,411

1,656

1,394
CHF 150 23.2.26 n/a 1.25%

165

150

178

150
EUR 2,000 2.4.26 2.4.25 3.25%

2,072

1,881

2,208

1,859
USD 2,000 15.4.26 n/a 4.125%

2,000

1,816

2,000

1,683
USD 2,000 17.4.26 n/a 4.55%

2,000

1,816

2,000

1,683
USD 1,200 12.5.26 12.5.25 4.488%

1,200

1,090

1,200

1,010
USD 600 12.5.26 12.5.25 Compounded Daily SOFR + 158 bps

600

545

600

505
USD 1,500 5.6.26 5.6.25 2.193%

1,500

1,362

1,500

1,263
USD 1,500 15.7.26 15.7.25 6.373%

1,500

1,362

1,500

1,263
EUR 1,250 1.9.26 1.6.26 1.25%

1,295

1,176

1,380

1,162
EUR 2,000 13.10.26 13.10.25 2.125%

2,072

1,881

2,208

1,859
EUR 1,250 3.11.26 3.11.25 0.25%

1,295

1,176

1,380

1,162
USD 1,750 12.1.27 12.1.26 5.711%

1,750

1,589

1,750

1,473
USD 1,300 30.1.27 30.1.26 1.364%

1,300

1,181

1,300

1,094
USD 2,000 2.2.27 2.2.26 1.305%

2,000

1,816

2,000

1,683
EUR 1,000 15.6.27 15.6.26 2.75%

1,036

941

1,104

929
EUR 1,500 24.6.27 24.6.26 1%

1,554

1,411

1,656

1,394
USD 1,750 5.8.27 5.8.26 4.703%

1,750

1,589

1,750

1,473
USD 2,000 10.8.27 10.8.26 1.494%

2,000

1,816

2,000

1,683
GBP 750 30.9.27 30.9.26 7%

939

853

956

805
JPY 8,300 27.10.27 27.10.26 0.904%

53

48

59

49
USD 1,250 22.12.27 22.12.26 6.327%

1,250

1,135

1,250

1,052
USD 2,250 9.1.28 9.1.27 4.282%

2,250

2,043

2,250

1,894
EUR 1,250 14.1.28 14.1.27 0.65%

1,295

1,176

1,380

1,162
EUR 1,000 24.2.28 n/a 0.25%

1,036

941

1,104

929

UBS Group AG standalone financial statements

Note 17

Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity

and coupon
31.12.24 31.12.23
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon 1
in USD m in CHF m in USD m in CHF m
TLAC-eligible senior unsecured notes
EUR 1,046 17.3.28 17.3.27 4.625%

1,084

984

1,155

972
USD 2,000 23.3.28 23.3.27 4.253%

2,000

1,816

2,000

1,683
JPY 5,000 4.4.28 4.4.26 1.1%

32

29

35

30
USD 1,200 12.5.28 12.5.27 4.751%

1,200

1,090

1,200

1,010
GBP 750 9.6.28 9.6.27 2.25%

939

853

956

805
USD 1,750 11.8.28 11.8.27 6.442%

1,750

1,589

1,750

1,473
EUR 1,500 5.11.28 5.11.27 0.25%

1,554

1,411

1,656

1,394
JPY 20,000 9.11.28 9.11.27 0.973%

127

115

142

119
CHF 440 9.11.28 9.11.27 0.435%

485

440

523

440
USD 2,000 12.1.29 12.1.28 3.869%

2,000

1,816

2,000

1,683
EUR 3,000 1.3.29 1.3.28 7.75%

3,107

2,822

3,313

2,788
USD 37 15.4.29 15.4.27 Zero coupon accreting (annual yield of 5.9%)

37

34
CHF 360 24.8.29 24.8.28 0.375%

396

360

428

360
EUR 1,000 10.9.29 n/a 0.65%

1,036

941

1,104

929
USD 1,500 22.9.29 22.9.28 6.246%

1,500

1,362

1,500

1,263
GBP 400 3.11.29 3.11.28 1.875%

501

455

510

429
GBP 450 15.11.29 15.11.28 2.125%

563

512

574

483
USD 1,750 8.2.30 8.2.29 5.428%

1,750

1,589
EUR 100 11.3.30 11.3.29 1.19%

104

94

110

93
CHF 335 22.5.30 22.5.29 2.1125%

369

335
EUR 1,000 15.6.30 15.6.29 3.125%

1,036

941

1,104

929
USD 1,500 13.8.30 13.8.29 3.126%

1,500

1,362

1,500

1,263
USD 1,750 13.9.30 13.9.29 5.617%

1,750

1,589
USD 50 22.11.30 22.11.28 Zero coupon accreting (simple interest of 6.02%)

50

46
USD 30 3.12.30 3.12.27 Zero coupon accreting (simple interest of 6.07%)

30

27
EUR 1,000 11.1.31 11.1.30 4.375%

1,036

941

1,104

929
USD 3,000 1.4.31 1.4.30 4.194%

3,000

2,724

3,000

2,525
EUR 25 30.7.31 30.7.27 4.06%

26

24
EUR 1,250 3.11.31 n/a 0.875%

1,295

1,176

1,380

1,162
USD 50 6.11.31 6.11.27 Zero coupon accreting (simple interest of 6.22%)

50

46
USD 40 13.11.31 13.11.28 Zero coupon accreting (simple interest of 6.23%)

40

37
USD 30 19.11.31 19.11.27 Zero coupon accreting (simple interest of 6.4%)

30

27
USD 79 23.1.32 23.1.31 Zero coupon accreting (annual yield of 5.04%)

79

71
USD 2,000 11.2.32 11.2.31 2.095%

2,000

1,816

2,000

1,683
EUR 977 17.3.32 17.3.31 4.75%

1,012

919

1,079

908
AUD 40 25.3.32 25.3.25 Zero coupon accreting (annual yield of 4.5%)

24

22

26

22
EUR 1,500 2.4.32 2.4.31 2.875%

1,554

1,411

1,656

1,394
USD 3,250 14.5.32 14.5.31 3.091%

3,250

2,951

3,250

2,735
EUR 30 21.9.32 21.9.27 4.03%

31

28

33

28
EUR 1,500 18.1.33 n/a 0.625%

1,554

1,411

1,656

1,394
USD 1,500 11.2.33 11.2.32 2.746%

1,500

1,362

1,500

1,263
EUR 1,250 24.2.33 n/a 0.625%

1,295

1,176

1,380

1,162
JPY 10,000 16.3.33 n/a 1.82%

63

58

71

60
AUD 200 21.3.33 21.3.26 6.1%

124

112

136

115
EUR 1,250 9.6.33 9.6.32 4.125%

1,295

1,176
USD 1,500 5.8.33 5.8.32 4.988%

1,500

1,362

1,500

1,263
USD 3,000 12.8.33 12.8.32 6.537%

3,000

2,724

3,000

2,525
GBP 750 7.9.33 7.9.32 7.375%

939

853

956

805
JPY 10,000 27.10.33 27.10.32 1.269%

63

58

71

60
USD 2,000 15.11.33 15.11.32 9.016%

2,000

1,816

2,000

1,683
USD 2,250 12.1.34 12.1.33 5.959%

2,250

2,043

2,250

1,894
EUR 50 21.5.34 n/a 4%

52

47
CHF 52 30.6.34 n/a Zero coupon accreting (annual yield of 2.4726605548%)

57

52

61

52
EUR 100 4.7.34 11.7.28 2.455%

104

94

110

93
USD 50 20.9.34 20.9.30 5.06%

50

45
USD 1,750 22.9.34 22.9.33 6.301%

1,750

1,589

1,750

1,473
USD 2,250 8.2.35 8.2.34 5.699%

2,250

2,043
AUD 40 18.8.35 18.8.30 Zero coupon accreting (annual yield of 2.5%)

25

23

27

22
USD 40 24.11.35 24.11.26 2.21%

40

36

40

34
AUD 45 3.12.35 3.12.25 2.3%

28

25

31

26
USD 25 25.2.36 25.2.25 2.37%

25

23

25

21

UBS Group AG standalone financial statements

Note 17

Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity

and coupon
31.12.24 31.12.23
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon 1
in USD m in CHF m in USD m in CHF m
TLAC-eligible senior unsecured notes
USD 40 4.3.36 4.3.25 2.49%

40

36

40

34
EUR 35 30.7.36 30.7.27 4.285%

36

33
EUR 45 17.5.37 16.5.27 3.73%

47

42

50

42
AUD 64 18.5.37 18.5.25 Zero coupon accreting (simple interest of 8.92%)

40

36

41

35
EUR 120 15.9.37 15.9.34 4.1%

124

113

133

112
AUD 68 9.2.38 9.2.26 Zero coupon accreting (annual yield of 6.85%)

42

38

43

36
EUR 90 15.2.38 15.2.33 4.5%

93

85

99

84
AUD 40 16.3.38 16.3.30 6.25%

25

22

27

23
AUD 56 17.3.38 17.3.26 Zero coupon accreting (simple interest of 9.8%)

34

31

36

30
EUR 85 21.11.38 21.11.30 Zero coupon accreting (annual yield of 5.61%)

88

80

89

75
EUR 25 30.11.38 30.11.32 5.05%

26

24

28

23
EUR 60 30.11.38 30.11.30 5.05%

62

56

66

56
USD 26 16.7.39 16.7.29 Zero coupon accreting (annual yield of 6.27%)

26

23
EUR 25 22.6.42 22.6.29 3.63%

26

24

28

23
EUR 37 8.9.42 8.9.32 4.09%

38

35

41

34
JPY 10,000 28.9.42 n/a 1.79%

63

58

71

60
EUR 42 16.1.43 16.1.33 4.85%

44

40

46

39
USD 1,500 11.2.43 11.2.42 3.179%

1,500

1,362

1,500

1,263
EUR 76 17.2.43 17.2.33 Zero coupon accreting (annual yield of 4.7250005926%)

78

71

83

70
EUR 25 29.6.43 29.6.33 5.05%

26

24

28

23
EUR 50 30.6.43 30.6.31 5.15%

52

47

55

46
EUR 50 17.1.44 17.1.29 4.79%

52

47
EUR 25 13.3.44 13.3.32 4.4%

26

24
EUR 26 23.5.44 23.5.29 Zero coupon accreting (annual yield of 5%)

27

24
EUR 70 14.6.44 14.6.27 4.8%

73

66
EUR 43 26.9.44 26.9.34 4.06%

45

40
USD 2,000 15.5.45 n/a 4.875%

2,000

1,816

2,000

1,683
USD 1,500 6.9.45 6.9.44 5.379%

1,500

1,362
USD 89 29.3.47 29.3.27 Zero coupon accreting (annual yield of 4.02%)

89

81

86

72
USD 413 29.3.48 29.3.25 Zero coupon accreting (annual yield of 4.6%)

413

375

395

333
USD 199 29.6.48 29.6.25 Zero coupon accreting (annual yield of 5%)

199

181

190

160
USD 259 31.8.48 31.8.25 Zero coupon accreting (annual yield of 5%)

259

235

247

207
USD 138 26.10.48 26.10.25 Zero coupon accreting (annual yield of 5.35%)

138

125

131

110
USD 137 27.12.48 27.12.25 Zero coupon accreting (annual yield of 5.4%)

137

125

130

110
USD 163 30.1.49 30.1.25 Zero coupon accreting (annual yield of 5.35%)

163

148

155

131
USD 163 30.1.49 30.1.25 Zero coupon accreting (annual yield of 5.35%)

163

148

155

131
USD 136 30.1.49 30.1.25 Zero coupon accreting (annual yield of 5.3%)

136

123

129

109
USD 168 29.5.49 29.5.25 Zero coupon accreting (annual yield of 4.7%)

168

153

160

135
USD 166 27.6.49 27.6.25 Zero coupon accreting (annual yield of 4.5%)

166

150

159

133
USD 170 4.11.49 4.11.26 Zero coupon accreting (annual yield of 3.8%)

170

154

163

138
USD 142 4.3.50 4.3.25 Zero coupon accreting (annual yield of 3.6%)

142

129

137

116
USD 241 14.4.50 14.4.25 Zero coupon accreting (annual yield of 4%)

241

219

231

195
USD 117 22.5.50 22.5.25 Zero coupon accreting (annual yield of 3.5%)

117

106

113

95
USD 586 27.5.50 27.5.25 Zero coupon accreting (annual yield of 3.5%)

586

532

566

476
USD 62 22.9.50 22.9.25 Zero coupon accreting (annual yield of 2.8%)

62

56

60

51
USD 111 12.1.51 12.1.26 Zero coupon accreting (annual yield of 2.7%)

111

101

108

91
USD 368 29.1.51 29.1.26 Zero coupon accreting (annual yield of 2.8%)

368

334

358

301
USD 190 26.2.51 26.2.26 Zero coupon accreting (annual yield of 3%)

190

173

185

156
AUD 101 26.2.51 26.2.26 Zero coupon accreting (annual yield of 3.01%)

62

57

67

56
USD 300 26.5.51 26.5.26 Zero coupon accreting (annual yield of 3.5%)

300

272

290

244
EUR 98 16.8.52 16.8.32 Zero coupon accreting (annual yield of 4.04%)

102

93

109

91
AUD 53 7.12.53 7.12.26 Zero coupon accreting (simple interest of 16%)

33

30

34

29
JPY 4,100 25.7.54 25.7.29 2.8%

26

24
USD 337 31.1.60 31.1.25 Zero coupon accreting (annual yield of 3.85%)

337

306

325

273
Total TLAC-eligible senior unsecured notes

104,864

95,227

115,031

96,821
1 For TLAC-eligible

senior unsecured notes, the

disclosed coupon rate refers

to the contractual coupon

rate applied from the

issue date up to

the contractual maturity

date or,

if applicable, to

the first optional call
date. For the loss-absorbing

additional

tier 1 perpetual capital

notes, the disclosed

coupon rate refers

to the contractual fixed

coupon rate from the

issue date up to

the first optional call

date.

2 Instrument was
redeemed on 27 August 2024.

3 Instrument was redeemed on 4 September 2024.

4 Following approval of a minimum amount of conversion capital by UBS Group AG’s shareholders at the AGM held on 24

April
2024, upon the occurrence

of a trigger event or

a viability event the

notes will be converted

into UBS Group AG

ordinary shares.

5 UBS Group AG

announced the call of

this instrument on 10 January

2025 and
executed it on 19 February 2025.

6 Instrument was redeemed on 30 January 2024.

7 Instrument was redeemed on 21 March 2024.

8 Instrument was redeemed on 17 April 2024.

9 Instrument was redeemed
on 17 July 2024.

10 Instrument was redeemed on 5 August 2024.

11 Instrument was redeemed on 11 September 2024.

12 Instrument was redeemed on 12 September 2024.

13 UBS Group AG announced
the call of this instrument on 18 December 2024 and executed it on 16 January 2025.

14 UBS Group AG announced the call of this instrument on 8 January 2025 and executed it on 29 January

2025.

UBS Group AG standalone financial statements

Note 18

Compensation-related long-term liabilities
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Long-term portion of compensation-related liabilities

4,053

3,629

3,681

3,054
of which: Deferred Contingent Capital Plan

1,476

1,296

1,341

1,091
of which: other deferred compensation plans

2,577

2,333

2,340

1,964
Total compensation-related long-term liabilities

4,053

3,629

3,681

3,054
Note 19

Share capital
As of 31 December 2024,

the issued share capital consisted of 3,462,087,722 fully paid registered shares with a nominal
value of USD 0.10 each (31 December 2023: 3,462,087,722

shares with a nominal value of USD 0.10 each).
›
Refer to “UBS shares” in the “Capital, liquidity and funding,

and balance sheet” section of the UBS

Group Annual Report 2024,
available under “Annual reporting” at ubs.com/investors , more information about UBS Group AG shares
Note 20

Treasury shares
Number of registered shares Average price in USD Average price in CHF
Balance as of 31 December 2022

418,051,888

16.42

15.73
of which: treasury shares held by UBS Group AG

416,881,911

16.42

15.73
of which: treasury shares held by UBS AG

1,169,977

18.67

17.40
Acquisitions
1

141,390,875

24.89

22.63
Disposals

(6,461,062)

24.74

22.42
Cancellation
2

(62,548,000)

17.82

16.44
Treasury shares issued in the acquisition of the Credit Suisse Group
3

(178,031,769)

16.67

15.41
Delivery of shares to settle equity-settled awards

(59,168,495)

18.36

16.79
Balance as of 31 December 2023

253,233,437

19.97

19.22
of which: treasury shares held by UBS Group AG
4

251,812,721

19.91

19.18
of which: treasury shares held by UBS AG and other subsidiaries

1,420,716

30.33

26.76
Acquisitions

102,499,468

29.94

26.53
Disposals

(3,338,149)

28.82

25.53
Delivery of shares to settle equity-settled awards

(65,132,285)

22.67

20.41
Balance as of 31 December 2024

287,262,471

22.81

21.49
of which: treasury shares held by UBS Group AG
4

286,117,439

22.78

21.46
of which: treasury shares held by UBS AG and other subsidiaries

1,145,032

30.32

27.98
1 Includes 2,709,430 shares

held by Credit Suisse Group

AG and its subsidiaries

as of 1 January

2023, the date of the

acquisition of Credit Suisse

Group AG. Refer to

Note 3 for more information.

2 In 2023, as
approved by the Annual General

Meeting held on 5 April

2023, the cancellation of 62,548,000

shares, each with a

nominal value of CHF

0.10, purchased under the 2022

share repurchase program was

executed.

3 In

May 2023,

178,031,769 shares

purchased under

the 2022

share repurchase

program and

originally intended

for cancellation

purposes were

repurposed for

the acquisition

of the

Credit Suisse

Group and
175,649,481 shares were transferred

to the Credit Suisse

Group shareholders in an

exchange of shares as

consideration for the acquisition

of the Credit Suisse

Group on 12 June

2023 (1 UBS Group

AG share for
22.48 Credit Suisse AG shares).

4 Treasury shares held by UBS Group AG had a carrying value

of USD 6,517m (CHF 6,141m) as of 31 December 2024 (31 December 2023: USD 5,013m (CHF 4,830m)).

UBS Group AG standalone financial statements

Additional information
Note 21

Assets pledged to secure own liabilities and assets subject

to retention of title
As of 31 December 2024, total pledged assets of UBS Group AG amounted to USD 6,446m (CHF

5,854m). These assets
consisted

of

certain

liquid

assets,

marketable

securities

and

financial

assets

and

were

pledged

to

UBS

AG.

As

of
31 December

2023, total

pledged

assets

of

UBS Group

AG

amounted

to

USD 6,637m

(CHF 5,586m).

The

associated
liabilities

secured

by

these

pledged

assets

were

USD 2,177m

(CHF 1,977m)

and

USD 3,833m

(CHF 3,226m)

as

of
31 December 2024 and 31 December 2023, respectively.
As of 31 December 2024, liquid assets in the amount of USD

5m were held in an escrow account.
Note 22

Contingent liabilities
As of

31 December

2024, total

contingent liabilities

of UBS

Group

AG amounted

to USD

1,466m (CHF

1,331m). The
contingent liabilities include indemnities, guarantees, letters of responsibility and letters of comfort issued for the benefit
of subsidiaries and creditors of subsidiaries. In some instances the amount of exposure of UBS Group AG is not specified but relates to specific circumstances

such as the solvency of subsidiaries, and

therefore no related

amount is included in
the

aforementioned

figure.

As

of

31

December

2023,

total

contingent

liabilities

of

UBS

Group

AG

amounted

to
USD 1,470m (CHF 1,237m).
Joint and several liability – value-added tax
UBS Group AG

is jointly and severally

liable for the combined

value-added tax (VAT)

liability of UBS entities

that belong
to the VAT

group of UBS in Switzerland.

UBS Group AG standalone financial statements

Note 23

Share ownership of the members of the Board

of Directors, the Group Executive Board and other
employees
Shares awarded
For the year ended 31.12.24 For the year ended 31.12.23
Number of shares
Value of shares in
USD m
1
Value of shares in
CHF m
1
Number of shares
Value of shares in
USD m
1
Value of shares in
CHF m
1
Awarded to members of the BoD

283,348

8

7

325,516

8

7
Awarded to members of the GEB

4,816,249

65

59

3,128,457

46

39
Awarded to other UBS Group employees

60,616,953

1,328

1,208

60,779,366

1,213

1,021
Total

65,716,549

1,401

1,274

64,233,339

1,267

1,067
1 Shares awarded to members of the BoD

during 2024 for the period from the

2023 AGM to the 2024 AGM

were valued at CHF 24.435 and shares

awarded during 2023 for the period

from the 2022 AGM to the
2023 AGM were valued at CHF

20.092 (average closing price of UBS

shares over the last 10 trading days

leading up to and including the grant

date). Shares (including notional shares) awarded

to members of the
GEB in office during disclosed periods

and other UBS Group employees were

valued at weighted average

grant date fair value (USD

25.93 for the year ended

31 December 2024 and USD 19.96

for the year ended
31 December 2023). Shares awarded under

the Long Term Incentive

Plan (LTIP) are

shown at a value of

50% of the maximum opportunity

for 2024 grants,

as communicated to the participants.

For comparability,
the 2023 value shown in the table has been revised to reflect 71% of the maximum opportunity. For illustrative purposes, the value of the shares was converted at the closing exchange rates as of 31 December 2024
(CHF / USD 1.10) and 31 December 2023 (CHF / USD 1.19), accordingly.
›
Refer to the “Compensation” section of the UBS

Group Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors
, for more information about the terms and conditions

of the shares awarded to the members of the Board of
Directors and the Group Executive Board
Number of shares of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Colm Kelleher, Chairman
2024

552,218

0.043
2023

456,045

0.035
Lukas Gähwiler, Vice Chairman
2 2024

385,609

0.030
2023

342,248

0.026
Jeremy Anderson, Senior Independent Director
2024

167,436

0.013
2023

140,812

0.011
Claudia Böckstiegel, member
2024

23,684

0.002
2023

16,523

0.001
William C. Dudley, member
2024

74,587

0.006
2023

80,333

0.006
Patrick Firmenich, member
2024

71,010

0.006
2023

53,405

0.004
Fred Hu, member
2024

124,370

0.010
2023

112,265

0.009
Mark Hughes, member
2024

80,239

0.006
2023

65,916

0.005
Gail Kelly, member
2024

0

0.000
2023 –
Nathalie Rachou, member
2024

58,334

0.005
2023

46,057

0.003
Julie G. Richardson, member
2024

157,946

0.012
2023

155,623

0.012
Dieter Wemmer, former member
2024 –
2023

147,251

0.011
Jeanette Wong, member
2024

133,761

0.010
2023

115,567

0.009
Total
2024

1,829,194

0.143
2023

1,732,045

0.131
1 Includes blocked and unblocked shares held by BoD members,

including those held by related parties. No options were granted in 2024 and 2023.

2 Includes 62,051.072 unvested shares granted under variable compensation plans with forfeiture provisions as part of Lukas Gähwiler’s compensation for his executive roles previously held at UBS.

UBS Group AG standalone financial statements

Note 23

Share ownership of the members of the Board

of Directors, the Group Executive Board and other
employees (continued)
Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Sergio Ermotti, Group Chief Executive Officer
2024

1,023,411

1,732,094

2,755,505

0.215
2023

1,218,685

1,220,864

2,439,549

0.185
George Athanasopoulos, Co-President Investment Bank
2024

468,793

203,756

672,549

0.053
2023 - - - -
Michelle Bereaux, Group Integration Officer
2024

164,063

12,824

176,887

0.014
2023

100,618

0

100,618

0.008
Christian Bluhm, former Group Chief Risk Officer
2024 - - - -
2023

715,033

51

715,084

0.054
Mike Dargan, Group Chief Operations and Technology Officer
2024

465,358

26,815

492,173

0.038
2023

408,308

56,024

464,332

0.035
Aleksandar Ivanovic, President Asset Management

2024

143,704

65,697

209,401

0.016
2023 - - - -
Suni Harford, former President Asset Management

2024 - - - -
2023

1,226,219

128,081

1,354,300

0.103
Naureen Hassan, former President UBS Americas
2024 - - - -
2023

48,861

0

48,861

0.004
Robert Karofsky, President UBS Americas and Co-President Global Wealth

Management
2024

1,139,539

424,520

1,564,059

0.122
2023

1,116,181

446,655

1,562,836

0.118
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland

2024

982,710

425,317

1,408,027

0.110
2023

998,319

460,442

1,458,761

0.111
Iqbal Khan, Co-President Global Wealth Management and President

UBS Asia Pacific
2024

1,140,180

179,433

1,319,613

0.103
2023

1,118,165

32,287

1,150,452

0.087
Edmund Koh, former President UBS Asia Pacific
2024 - - - -
2023

906,095

530,000

1,436,095

0.109
Ulrich Körner, former CEO of Credit Suisse AG
2024 - - - -
2023

314,134

15,126

329,260

0.025
Barbara Levi, Group General Counsel
2024

539,142

99,876

639,018

0.050
2023

462,894

76,075

538,969

0.041
Beatriz Martin Jimenez, Head Non-core and Legacy and

President UBS EMEA
2024

426,691

180,706

607,397

0.047
2023

381,209

81,823

463,032

0.035
Markus Ronner, Group Chief Compliance and Governance Officer
2024

613,246

4,436

617,682

0.048
2023

642,528

3,129

645,657

0.049
Stefan Seiler, Head Group Human Resources & Group Corporate Services
2024

299,428

91,393

390,821

0.031
2023

270,359

0

270,359

0.020
Todd Tuckner,

Group Chief Financial Officer
2024

279,344

279,647

558,991

0.044
2023

219,246

338,962

558,208

0.042
Marco Valla, Co-President Investment Bank
2024

244,051

13,847

257,898

0.020
2023 - - - -
Damian Vogel, Group Chief Risk Officer
2024

74,256

23,919

98,175

0.008
2023 - - - -
Total
2024

8,003,916

3,764,280

11,768,196

0.920
2023

10,146,854

3,389,519

13,536,373

1.026
1 Includes all vested and unvested

shares of GEB members, including those held by

related parties. No options were held in 2024 and

2023 by any GEB member or

any of its related parties. Refer to “Note

27 Employee
benefits: variable compensation” in the “Consolidated financial statements” section of the UBS Group

Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information.

2 Includes
shares granted under variable compensation plans with forfeiture provisions. For the 2019/20, 2020/21 and 2021/22 LTIP awards, the values reflect the final value. For all other LTIP awards, the values reflect the fair
value awarded at grant. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Group compensation” section of the UBS Group Annual Report 2024, available under “Annual reporting” at ubs.com/investors,

for more information about the plans.

UBS Group AG standalone financial statements

Note 24

Related parties
Related parties are

defined under the

Swiss Code of

Obligations as direct

and indirect participants

with voting rights

of
20% or more, management bodies (BoD

and GEB), external auditors and direct and

indirect investments in subsidiaries.
Payables due to members of the GEB

and the external auditors are provided

in the table below.

Amounts due from and
due to subsidiaries are provided on the face

of the balance sheet.
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Payables due to the members of the GEB

185

175

168

147
of which: Deferred Contingent Capital Plan

80

75

72

63
of which: other deferred compensation plans

106

100

96

84
Payables due to external auditors

0

0

0

0
▲

UBS Group AG standalone

Statement of proposed appropriation of total profit
and dividend distribution out of total profit and
capital contribution reserve
The Board of

Directors (the BoD)

proposes that the

Annual General Meeting

of Shareholders on

10 April 2025 approve
the appropriation of total profit and

an ordinary dividend distribution of

USD 0.90 (gross) in cash per share

of USD 0.10
nominal value under the terms set out below:
Appropriation of and distribution out of total profit
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.24
Net profit for the period

2,994

2,762
Profit / (loss) carried forward

0

0
Total profit available for appropriation

2,994

2,762
Appropriation to voluntary earnings reserve

(1,436)

(1,345)
Dividend distribution: USD 0.90 (gross) per dividend-bearing share, USD 0.45 of which out of total profit
1

(1,558)

(1,416)
2
Profit / (loss) carried forward

0

0
1 Dividend-bearing shares

are all shares

issued except for

treasury shares held

by UBS Group

AG as of

the record date.

The amount

of USD 1,558m presented

is based on

the total number

of shares issued

as of
31 December 2024. If the final total amount

of the dividend is higher or

lower, the difference

will be balanced through the appropriation

to the voluntary earnings reserve.

2 For illustrative purposes,

converted at
the closing exchange rate as of 31 December 2024 (CHF / USD 1.10).
Distribution out of capital contribution reserve
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.24
Statutory capital reserve, of which capital contribution reserve before proposed distribution

31,603

32,621
Dividend distribution: USD 0.90 (gross) per dividend-bearing share, USD 0.45 of which out of capital contribution reserve
1

(1,558)

(1,416)
2
Statutory capital reserve, of which capital contribution reserve after proposed distribution

30,045

31,204
1 Dividend-bearing shares are

all shares issued

except for treasury

shares held by

UBS Group AG

as of the

record date. The

amount of USD 1,558m

presented is based

on the total

number of shares

issued as of
31 December 2024.

2 For illustrative purposes, converted at the closing exchange rate as of 31 December 2024 (CHF / USD 1.10).
As set out above,

half of the

ordinary dividend distribution

of USD 0.90 (gross)

in cash per

share is payable

out of total
profit, and the other half is payable

out of the capital contribution reserve.

The portion of the dividend paid out

of total
profit will be subject to a 35% Swiss withholding tax.
The ordinary dividend

distribution is declared

in US dollars. Shareholders

whose shares are

held through SIX

SIS AG will
receive dividends

in Swiss

francs, based

on a

published exchange

rate calculated

up to

five decimal

places on

the day
prior to the ex-dividend

date. Shareholders holding shares through

DTC or directly registered

in the US share

register with
Computershare will be paid dividends in US dollars.
In May 2024, the US changed its settlement practice from

t+2, as common in Europe, to t+1, to reduce

the risk between
the execution

and settlement

of a

trade. To

align the

two different

settlement practices

regarding the

corporate event
key dates, UBS decided to set the ex-dividend date

on the NYSE one day later than on the SIX Swiss

Exchange. Provided
that

the

proposed

dividend

distribution

out

of

the

total

profit

and

the

capital

contribution

reserve

is

approved,

the
payment of USD 0.90 (or the Swiss franc equivalent) per

share will be made on 17 April 2025

to holders of shares on the
record date 16 April 2025 on the SIX Swiss Exchange and the NYSE. However, on

the SIX Swiss Exchange, the shares will
be

traded

ex-dividend

as

of

15

April

2025

and,

accordingly,

the

last

day

on

which

the

shares

may

be

traded

with
entitlement to

receive the dividend

will be 14

April 2025. On

the NYSE,

the shares will

be traded

ex-dividend as of

16 April
2025, and the last day on

which the shares may be traded with

entitlement to receive the dividend will be

15 April 2025.

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

Basel, 17 March 2025
Consent of Independent Registered Public

Accounting Firm
We consent to the incorporation by reference in each of the following registration statements of UBS Group AG:
(1)
on Form S-8 (Registration Numbers 333-200634;

333-200635; 333-200641; 333-200665; 333-215254;
333-215255; 333-228653; 333-230312; 333-249143;

and 333-272975), and each related prospectus
currently outstanding under any of the aforementioned

registration statements,
of our report dated 14 March 2025, with respect to the standalone financial statements of UBS Group AG for

the
year ended 31 December 2024 included

in this Report of Foreign Private Issuer (Form 6-K) dated

17 March 2025,
filed with the Securities and Exchange Commission.
/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into the registration statements of UBS Group AG on Form S-8
(Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665;

333-215254; 333-215255; 333-
228653; 333-230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the
foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller

By:

/s/ David Kelly

Name:

David Kelly
Title:

Managing Director

Date:

March 17, 2025